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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)1



                            PRICE LEGACY CORPORATION
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)


                                    74144P106
                                 (CUSIP Number)


                                 JAMES F. CAHILL
                               THE PRICE GROUP LLC
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 OCTOBER 3, 2001
             (Date of Event Which Requires Filing of this Statement)



     If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 8 pages)

----------------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 74144P106              SCHEDULE 13D/A               PAGE 2 OF 8 PAGES


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1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Price Group LLC
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [_]
                                                                   (b) [_]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

         OO (see Item 3)
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         California
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                                    7       SOLE VOTING POWER
          NUMBER OF
                                            5,683,854 (see Items 3 and 5)
           SHARES                   --------------------------------------------
                                    8       SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                  --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER
       EACH REPORTING
                                            5,683,854 (see Items 3 and 5)
           PERSON                   --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
            WITH

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,683,854 (see Items 3 and 5)
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [_]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 13.9% (see Item 5)
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14       TYPE OF REPORTING PERSON*

         OO - Limited Liability Company
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CUSIP NO. 74144P106              SCHEDULE 13D/A               PAGE 3 OF 8 PAGES


                  This Amendment No. 1 relates to the common stock, par value $0.0001 per share, of Price Legacy Corporation, a Maryland corporation, and amends the Schedule 13D, filed by The Price Group LLC with the Securities and Exchange Commission on September 28, 2001 (the "Schedule 13D"). The Schedule 13D is hereby amended and restated in its entirety as follows:


ITEM 1.           SECURITY AND ISSUER.

                  This statement on Schedule 13D relates to the common stock, par value $0.0001 per share, of Price Legacy Corporation ("Price Legacy Common Stock"), a Maryland corporation ("Price Legacy") formerly known as Price Enterprises, Inc. ("Enterprises"). Effective September 18, 2001, a wholly owned subsidiary of Enterprises ("Merger Sub") merged with and into Excel Legacy Corporation, a Delaware corporation ("Legacy"), and Enterprises changed its name to Price Legacy Corporation.

                  The address of the principal executive offices of Price Legacy is 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128.


ITEM 2.           IDENTITY AND BACKGROUND.

(A), (F) This statement is filed by The Price Group LLC, a California limited liability company ("Price Group").

                  The managers of Price Group are Sol Price, Robert Price, James F. Cahill, Jack McGrory, Murray Galinson, Kathy Hillan, and Joseph R. Satz (collectively, the "Managers").

                  Each of the Managers is a citizen of the United States.

(B)-(C) The principal business of Price Group is real estate and investment.

                  The principal occupation of each of Mr. S. Price and Mr. R. Price is self-employed investor; each is also a manager of Price Group. The principal occupation of each of Mr. Cahill, Mr. McGrory, Mr. Galinson, Ms. Hillan, and Mr. Satz is manager of Price Group.

                  The principal office of Price Group and the business address of each of the Managers is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

(D)-(E) During the last five years, neither Price Group nor any of the Managers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  As disclosed in a Schedule 13D filed by Price Group with the Securities and Exchange Commission ("SEC") on March 30, 2001 with respect to the common stock, par value $0.01 per share, of Legacy ("Legacy Common Stock"), Price Group beneficially owned 5,250,000 shares of Legacy Common Stock.

                  On September 18, 2001, Legacy merged with and into Merger Sub pursuant to the terms of an Agreement and Plan of Merger, dated as of March 21, 2001

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CUSIP NO. 74144P106              SCHEDULE 13D/A               PAGE 4 OF 8 PAGES


                  (the "Merger Agreement"), among Enterprises, Legacy, and Merger Sub (the "Merger"). Pursuant to the terms of the Merger Agreement, each share of Legacy Common Stock was converted during the Merger into 0.6667 of a share of Price Legacy Common Stock. Accordingly, in connection with the Merger and pursuant to the terms of the Merger Agreement, the 5,250,000 shares of Legacy Common Stock beneficially owned by Price Group became 3,500,175 shares of Price Legacy Common Stock.

                  Also on September 18, 2001, pursuant to a Conversion Agreement, dated as of April 12, 2001 (the "Conversion Agreement"), among Enterprises, The Sol and Helen Price Trust, Legacy, and Warburg, Pincus Equity Partners, L.P. and certain of its affiliates (such affiliates and Warburg, Pincus Equity Partners, L.P. being collectively referred to herein as "Warburg Pincus"), Price Legacy converted a promissory note of approximately $9.3 million payable by Legacy and held by Price Group into 1,681,142 shares of 9% Series B Junior Convertible Preferred Stock of Price Legacy ("Series B Preferred Stock") and a warrant to purchase 233,679 shares of Price Legacy Common Stock at an exercise price of $8.25 per share (the "Price Group Warrant").

                  The foregoing summary is qualified in its entirety by reference to the Merger Agreement, the Conversion Agreement, and the Form of Common Stock Purchase Warrant, a copy of each of which is attached hereto respectively as Exhibits 1, 2, and 3.

                  On October 3, 2001, Price Group acquired 1,950,000 shares of Price Legacy Common Stock, with a margin loan from Morgan Stanley, in a private transaction at the purchase price of $2.70 per share.

ITEM 4.           PURPOSE OF TRANSACTION

                  The information set forth above in Item 3 is incorporated herein by reference.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.2

(A)-(C) The information set forth above in Item 3 is incorporated herein by reference.

                  Price Group presently beneficially owns 5,683,854 shares of Price Legacy Common Stock, which represent approximately 13.9% of the outstanding Price Legacy Common Stock. Of these shares, Price Group presently has sole voting and dispositive power over all 5,683,854 shares and shared voting and dispositive power over no shares. 5,450,175 of the 5,683,854 shares are issued and outstanding shares of Price Legacy Common Stock; the remainder consists of the right to purchase 233,679 shares of Price Legacy Common Stock through exercise of the Price Group Warrant.

                  Prior to the Merger, Mr. McGrory held options to purchase 10,000 shares of Legacy Common Stock. On September 18, 2001, in connection with the Merger and pursuant to the terms of the Merger Agreement, these options were converted into options to purchase 6,667 shares of Price Legacy Common Stock. Accordingly, Mr. McGrory presently may be deemed to beneficially own, in the form of options, 6,667 shares of Price Legacy Common Stock, which represent less than 0.1% of the outstanding Price Legacy Common Stock. He presently has sole voting and dispositive power over all 6,667 shares and shared voting and dispositive power over no shares. He has not yet exercised any of such options.

                  Mr. Galinson presently may be deemed to beneficially own 412 shares of Price Legacy Common Stock, which represent less than 0.1% of the outstanding Price Legacy Common Stock. He has sole voting and
---------------------------------
2     Calculation of percentage ownership hereunder is based on approximately
40,772,179 shares of Price Legacy Common Stock estimated to be outstanding following the Merger, as reported in the Current Report on Form 8-K filed by Price Legacy with the SEC on September 19, 2001.

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CUSIP NO. 74144P106              SCHEDULE 13D/A               PAGE 5 OF 8 PAGES


                  dispositive power over all 412 shares and shared voting and dispositive power over no shares.

(D)-(E)           Not applicable.

                  As disclosed in Item 3 above, Price Group presently beneficially owns 1,681,142 shares of Series B Preferred Stock. The terms of the Series B Preferred Stock provide that such stock votes together with the Price Legacy Common Stock on matters on which the Price Legacy Common Stock is entitled to vote.

                  Price Group also presently beneficially owns 850,285 shares of the 8 3/4% Series A Cumulative Redeemable Preferred Stock of Price Legacy ("Series A Preferred Stock"). The terms of the Series A Preferred Stock provide that such stock votes together with the Price Legacy Common Stock on matters on which the Price Legacy Common Stock is entitled to vote. On these matters, each share of Series A Preferred Stock only has one-tenth of the vote of a share of Price Legacy Common Stock.

                  The Managers presently may be deemed to beneficially own, in the aggregate, 13,134,550 shares of Series A Preferred Stock (including the 850,285 shares beneficially owned by Price Group and options to purchase 120,929 shares).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The information set forth above in Item 3 is incorporated herein by reference.

                  Price Group, Warburg Pincus, and Enterprises entered into a Registration Rights Agreement, dated as of September 18, 2001 (the "Registration Rights Agreement"), pursuant to which Price Legacy granted, among other things, certain registration rights to Price Group with respect to Price Legacy Common Stock issuable to Price Group upon exercise of the Price Group Warrant or upon conversion of Series B Preferred Stock held by Price Group into Price Legacy Common Stock.

                  The foregoing summary is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 4.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1. Agreement and Plan of Merger, dated as of March 21, 2001, among Price Enterprises, Inc., PEI Merger Sub, Inc., and Excel Legacy Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Enterprises with the SEC on March 23,
                         2001).

                  2. Conversion Agreement, dated as of April 12, 2001, among Price Enterprises, Inc., The Sol and Helen Price Trust, Excel Legacy Corporation, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V. (incorporated by reference to
                         Exhibit 10.2 to the Quarterly Report on Form 10-Q/A filed by Enterprises with the SEC on May 24, 2001).

                  3. Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Enterprises with the SEC on March 23,
                         2001).

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CUSIP NO. 74144P106              SCHEDULE 13D/A               PAGE 6 OF 8 PAGES


                  4. Registration Rights Agreement, dated as of September 18, 2001, among The Price Group LLC, Price Enterprises, Inc., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Price Legacy with the SEC on September 19, 2001).



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CUSIP NO. 74144P106              SCHEDULE 13D/A               PAGE 7 OF 8 PAGES


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:    October 19, 2001


                                                   THE PRICE GROUP LLC


                                                   /s/ James F. Cahill
                                                   -----------------------------
                                                   By: James F. Cahill
                                                   Title: Manager


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CUSIP NO. 74144P106              SCHEDULE 13D/A               PAGE 8 OF 8 PAGES


                                  EXHIBIT INDEX


EXHIBIT NO.    DESCRIPTION

     1. Agreement and Plan of Merger, dated as of March 21, 2001, among Price Enterprises, Inc., PEI Merger Sub, Inc., and Excel Legacy Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Enterprises with the SEC on March 23, 2001).

     2. Conversion Agreement, dated as of April 12, 2001, among Price Enterprises, Inc., The Sol and Helen Price Trust, Excel Legacy Corporation, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V. (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q/A filed by Enterprises with the SEC on May 24, 2001).

     3. Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Enterprises with the SEC on March 23, 2001).

     4. Registration Rights Agreement, dated as of September 18, 2001, among The Price Group LLC, Price Enterprises, Inc., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Price Legacy with the SEC on September 19,
               2001).